Free Writing Prospectus

VanEck Merk Gold Trust

Email

0001546652

Pursuant to 433/164

333-180868

Bloomberg TV Highlights OUNZ

On Bloomberg ETF IQ’s “There’s an ETF for That” segment, Scarlet Fu takes a closer look at the VanEck ® Merk ® Gold Trust (OUNZ). OUNZ seeks to provide investors a convenient and cost-efficient way to buy and hold gold, and she walks through how investors are able to take physical delivery of gold when selling their shares.

To learn more, visit the OUNZ fund page or schedule a brief 15-minute phone call to discuss further.

IMPORTANT INFORMATION

This is not an offer to buy or sell, or a solicitation of any offer to buy or sell any of the securities mentioned herein. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck.

This material must be preceded or accompanied by a prospectus for the VanEck Merk Gold Trust (the "Trust"). Before investing, you should carefully consider the Trust’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The VanEck® Merk® Gold Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor

666 Third Avenue

New York, NY 10017

800.826.2333